UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 2-E/A

Amendment No. 1

REPORT PURSUANT TO RULE 609 OF REGULATION E

1.         Name of Issuer:            INFINITY CAPITAL GROUP, INC.

2.         Names of underwriter:  NONE

3.         Date of this report:        JULY 18, 2008

4.         (a)        Date offering commenced:         FEBRUARY 15, 2007

            (b)        Date offering completed, if completed:   JULY 14, 2008

            (c)        If offering has not commenced, state reasons briefly:      NOT APPLICABLE

5. (*)    (a)        Total number of shares or other units offered hereunder:            6,062,500

            (b)        Number of such shares or other units sold from commencement of offering to

date:     99,625

            (c)        Number of such shares or other units still being offered: 0

6.(*)	(a)	Total amount received from public from commencement of offering to date:		$79,700.00
	(b)	Underwriting discount allowed:	$0
	(c)	Expenses paid to or for the account of the underwriters:	$0
	(d)	Other expenses paid to date by or for the account of the issuer:
		(1) Legal	$1,053.00
		(2) Accounting	$0
		(3) Printing and advertising	$1,123.90
		(4) Other	$7,120.86
	(e)	Total costs and expenses ((b), (c) and (d))		$9,297.76
	(f)	Proceeds to issuer after above deductions ((a) minus (e))		$70,402.24

(*) Numbers/Amounts calculated from date of original Form 2-E filing, November 28, 2007, to July 14, 2008.

7.         State briefly the nature and extent of each type of the issuer's principal activities to date.

            Business Development Company.  We have identified two eligible portfolio companies, Strategic Environmental and Energy Resources, Inc. and NPI08, Inc., and have provided them with capital.

8.         State whether this offering has been discontinued, and if so, state the date and describe briefly the reasons for such discontinuance.

            The offering was terminated on July 14, 20 08.

9.         List the names and addresses of all brokers and dealers who have, to the knowledge of the issuer or underwriters, participated in the distribution of the securities offered during the period covered by this report.

            None.

INFINITY CAPITAL GROUP, INC.
(Issuer)
Date: July 18, 2008
/s/Gregory H. Laborde
Gregory H. Laborde, President
(Name and Title)